    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998
                                                    REGISTRATION NO. 333-45539
                                                                         -----
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________
                                 Pre-Effective
                                Amendment No. 1
                                      to
                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                          PREMIER LASER SYSTEMS, INC.
                          ---------------------------
               (Exact name of registrant as specified in charter)

       CALIFORNIA                                            33-0472684
---------------------------------                        ---------------------
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                            Identification No.)


                                                  COLETTE COZEAN, PH.D.
                                               PREMIER LASER SYSTEMS, INC.
  3 MORGAN, IRVINE, CALIFORNIA 92618        3 MORGAN, IRVINE, CALIFORNIA 92618
--------------------------------------     -------------------------------------
 (Address, including zip code, and          (Name, address, including zip code,
 telephone number, including area code,     and telephone number, including area
 of registrant's principal executive        Code, of agent for service)
 offices)

  Approximate date of commencement of proposed sale to public:  From time to
                                                                ------------
time after the effective date of this Registration Statement, as determined by
------------------------------------------------------------------------------
market conditions.
------------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  Pursuant to Rule 416, there are also being registered such additional securities as may become issuable pursuant to the antidilution provisions of the Warrants, as defined herein.

                  CALCULATION OF ADDITIONAL REGISTRATION FEE

=====================================================================================================================
                                                                    Proposed           Proposed
                                            Amount                  maximum            maximum            Amount of
Title of each class of                      to be                  offering price      aggregate        registration
securities to be registered               registered               per unit(1)       offering price          fee
Class A Common Stock, no par value .....  35,210 shares(2)         $11.3125            $398,313          $117.50(3)
=====================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c), as of March 10, 1998.
(2) Shares of Common Stock being registered for resale by certain registered security holders. Includes shares issuable following exercise of presently outstanding warrants and options held by such security holders.
(3) A registration fee in the amount of $3,209.75 has previously been paid.

                            _______________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MARCH 16, 1998

PROSPECTUS
----------


                          PREMIER LASER SYSTEMS, INC.

                     1,180,126 SHARES OF CLASS A COMMON STOCK

     The 1,180,126 shares (the "Shares") of Class A Common Stock ("Common Stock") of Premier Laser Systems, Inc. (the "Company") which are the subject of this prospectus are being offered by the holders thereof (the "Registered Shareholders") named herein. Many of the Shares offered by the Registered Shareholders may be acquired by such Registered Shareholders upon exercise of warrants or options to purchase Common Stock (collectively, the "Warrants").


     Some or all of the Shares covered by this prospectus may be offered for sale from time to time by the Registered Shareholders at such prices and on such terms as may then be obtainable, in negotiated transactions, or otherwise. This prospectus may be used by the Registered Shareholders or by any broker-dealer who may participate in the sale of the Shares covered hereby. The Registered Shareholders will pay all commissions, transfer taxes and other expenses associated with the sales of the Shares by them. The Company will pay the expenses of the preparation of this prospectus. The Company has agreed to indemnify certain of the Registered Shareholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Upon exercise of the Warrants, the Company will receive the proceeds thereof, which will be $6,994,315 if all Warrants are exercised in full. The Company will not receive any of the proceeds from the sale of the Shares by the Registered Shareholders.

     The Company's Common Stock is traded on the Nasdaq National Market System. On March 10, 1998, the closing sale price of the Common Stock, as reported by Nasdaq was $11.3125 per share.

                        _______________________________

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                       _________________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ITS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is March __, 1998

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of the Company's Class A Common Stock to be issued upon the exercise of its outstanding Class B Warrants. For further information pertaining to the Class A Common Stock to which this Prospectus relates, reference is made to such Registration Statement, including the exhibits filed as a part thereof. This Prospectus constitutes the prospectus of the Company filed as a part of the Registration Statement and it does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed pursuant to Section 14(a) and 14(c) of the Exchange Act and other information filed with the Commission as well as copies of the Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information that the Company files electronically with the Commission. The Commission's Web site address is http://www.sec.gov. The Company's Class A Common Stock and Class B Warrants are traded on the Nasdaq National Market under the symbols "PLSIA" and "PLSIZ". Reports, proxy statements, and other information concerning the Company also may be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated by this reference into this Prospectus:

     1. The Company's Current Report on Form 8-K, as filed with the Commission on March 9, 1998.

     2. The Company's Current Report on Form 8-K, as filed with the Commission on December 30, 1997.

     3. The Company's Current Report on Form 8-K, as filed with the Commission on December 8, 1997.

     4. The Company's Current Report on Form 8-K, as filed with the Commission on October 15, 1997, and amended by Form 8-K/A filed with the Commission on November 14, 1997.

     5. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed with the Commission on May 28, 1997 pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and amended by Form 10-K/A filed with the Commission on June 18, 1997.

     6. The Company's Quarterly Report on Form 10-Q for the period ended December 31, 1997 filed with the Commission on February 17, 1998, pursuant to
Section 13 or 15(d) of the Exchange Act.

     7. The Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997 filed with the Commission on November 14, 1997, pursuant to
Section 13 or 15(d) of the Exchange Act, and amended by Form 10-Q/A filed with the Commission on November 26, 1997.

     8. The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 filed with the Commission on August 14, 1997, pursuant to Section 13 or 15(d) of the Exchange Act.

     9. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on December 7, 1994, as amended by Form 8-A/A filed with the Commission on January 31, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering which is the subject of this Prospectus shall be deemed to be incorporated herein by this reference and to be made a part hereof from the date of filing of such documents.

          Upon the written or oral request of any person to whom this Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests for such informational documents should be directed to Premier Laser Systems, Inc., 3 Morgan, Irvine, California 92618, telephone number (714) 859-0656, Attention: Corporate Secretary.

             CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements incorporated by reference from documents filed with the Commission by the Company and Ophthalmic Imaging Systems, a California corporation ("OISI") in which the Company recently acquired approximately 51% of the outstanding shares of common stock, are or may constitute forward-looking statements. Such statements include those contained herein or therein regarding the development or possible assumed future results of operations of the Company's and OISI's businesses, the markets for the Company and OISI services and products, anticipated capital expenditures, regulatory developments, any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," or similar expression, and other statements contained or incorporated by reference herein regarding matters that are not historical facts. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties that may cause actual results to differ include, among others, general economic conditions, risks associated with acquisitions, dependence on suppliers, fluctuations in operating results because of acquisitions, stock prices, changes in applicable federal, state and local laws and regulations, alternate and emerging technologies, competition and pricing pressures, overcapacity in the industry, seasonal fluctuations, uncertainties of litigations, and risks associated with the operation, growth and integration of newly acquired businesses. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth or referred to above in this paragraph. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events of or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required by the federal securities laws.

                                  THE COMPANY

GENERAL

     The Company develops, manufactures and markets several lines of surgical lasers, laser waveguides and laser fiber optic devices, disposables and associated accessory products for the medical market. The Company commenced operations in August 1991 after acquiring substantially all of the assets of Pfizer Laser Systems ("Pfizer Laser"), a division of Pfizer Hospital Products Group, Inc. ("Pfizer HPG") which had entered the laser business in December 1984. The assets acquired from Pfizer Laser by the Company included proprietary rights to a broad base of laser and fiber optic technologies.

     The Company's recently acquired subsidiary Eyesys Technologies, Inc. is engaged in the business of designing, developing and marketing noninvasive corneal topography systems for use by ophthalmologists and optometrists in surgical planning and evaluation, diagnosis of corneal pathologists and contact lens fitting.

     In addition, OISI, a corporation in which the Company has approximately a 51% ownership interest, is engaged in the business of designing, developing, manufacturing and marketing digital imaging systems and image enhancement and analysis software for use by practitioners in the ocular health field.

     The Company's product line of patented proprietary lasers includes CO\\2\\, diode, argon, neodymium: yttrium aluminum garnet ("Nd:YAG"), erbium:yttrium aluminum garnet ("Er:YAG") and holmium:yttrium aluminum garnet ("Ho:YAG") lasers, which the Company believes are capable of a wide range of procedures in multiple medical and surgical specialties ranging from cutting bone and teeth to removing precise layers of cellular tissue in the eye. Representative procedures for which the Company has market clearance from the United States Food and Drug Administration ("FDA") include treatment of gum disease, laparoscopic procedures, hard tissue and cavity preparation procedures, treatment of endometriosis, dermatological treatment of port wine stains and discectomy. The Company is currently conducting various clinical trials relating to additional applications for its laser products. The primary focus of the Company's research, marketing and sales efforts is in specific niche medical specialties, such as dentistry and ophthalmology, where the Company believes opportunities exist for clinical advances and market growth.

     The principal offices of the Company are located at 3 Morgan, Irvine, California 92618, and its telephone number is (714) 859-0656.

     A description of the Company's business is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as amended (the "Annual Report"), which description is incorporated herein by this reference.

                                  RISK FACTORS

     The securities offered hereby are highly speculative in nature and involve a high degree of risk. Prospective investors should carefully consider, along with the other information contained in this Prospectus, the following considerations and risks in evaluating an investment in the Company.


LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES


     The Company was formed in July 1991 and has not generated significant revenues to date. As of December 31, 1997, the Company had an accumulated deficit of approximately $36.4 million and tangible net worth of approximately $32 million. For the fiscal years ended March 31, 1995, 1996 and 1997, the Company had operating losses of approximately $3.8 million, $5.8 million and $5.6 million, respectively, resulting principally from costs incurred in research and development and other costs of operations. For the fiscal quarter ended December 31, 1997, the Company had operating profits of approximately $227,441. There can be no assurance, however, that operating profits will continue. The Company may incur losses for the foreseeable future due to the significant costs associated with manufacturing, marketing and distributing its laser products and due to continual research and development activities which will be necessary to develop additional applications for the Company's laser technology.


     OISI has experienced operating losses for each fiscal year since its initial public offering in 1992 and has derived substantially all of its revenues from the sale of OISI digital imaging systems. While the management of OISI believes that the overall angiography market has modest growth potential, sustained growth in the angiography equipment business may become increasingly difficult due to increased competition. OISI's results of operations have historically fluctuated from quarter to quarter and management anticipates that such fluctuations will continue in the future. There can be no assurance that revenue growth or profitability can be achieved or sustained in the future.

UNCERTAINTIES CONCERNING FUTURE PROFITABILITY


     The Company had operating profits for the first time in the fiscal quarter ended December 31, 1997. The Company's ability to maintain profitability will depend, in part, on its ability to continue to successfully develop clinical applications, obtain regulatory approvals for its products and develop the capacity to manufacture and market such products on a wide scale. There is no assurance that the Company will be able to successfully make the transition from research and development to manufacturing and selling commercial medical laser products on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to produce reliable products, develop marketing expertise and enlarge its sales force.

UNCERTAIN MARKET ACCEPTANCE

     The Company's future sales are dependent, in part, on the Company's ability to demonstrate to dentists, ophthalmologists and other physicians the potential cost and performance advantages of its laser systems over traditional methods of treatment and, to a lesser extent, over competitive laser systems. To date, commercial sales of the Company's lasers have been limited, and no assurance can be given that these laser products can be successfully commercialized on a broad basis. Lasers have not been widely used in dentistry and their use requires training and expertise. The acceptance of dental lasers may be adversely affected by their high cost, concerns by patients and dentists relating to their safety and efficacy, and the substantial market acceptance and penetration of alternative dental tools such as the dental drill. Current economic pressure may make doctors and dentists reluctant to purchase substantial capital equipment or invest in new technology. The failure of medical lasers to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that any of the Company's products will be accepted by the medical or dental community or by patients, or that a significant market for the Company's laser systems will be developed and sustained. The Company currently has a limited sales force and will need to hire additional sales and marketing personnel to increase the general acceptance of its products.

COSTS ASSOCIATED WITH INTEGRATION OF ACQUIRED BUSINESSES


     On September 30, 1997, the Company acquired EyeSys Technologies, Inc. ("EyeSys") through the merger of a newly formed subsidiary of the Company with and into EyeSys (the "Merger"). Upon the effectiveness of the Merger, EysSys became a wholly-owned subsidiary of the Company. As a result of the Merger, the Company must integrate and coordinate the business formerly operated by EyeSys with the Company's other businesses. Although the Company believes that there are certain synergies in the two lines of business, it may incur expenses in connection with its efforts to integrate the two businesses. For example, although certain of the existing EyeSys management personnel have been retained by EyeSys following the Merger, members of the Company's management must also expend time and effort on new activities relating to the EyeSys operations, which will detract from their time available to attend to the Company's pre-Merger activities. No assurance can be given that the Company will receive the advantages from the Merger, or that the expenses or dislocations it may suffer or incur as a result of the post-Merger coordination of these businesses will not be material.

     EyeSys currently markets two primary products (a portable and a stationary corneal topography measuring system) in a highly competitive market. Historically, EyeSys has incurred substantial losses. The ability of EyeSys to achieve a break even level of operating performance is dependent on the demand for its products as well as maintaining sufficient research, development and sales and marketing expenditures to meet the requirements of the market. There can be no assurance that the revenues from the EyeSys product line will be sufficient to cover all of the expenses related to such operations.


     In the event that the Company's Offer (defined below) to acquire additional outstanding shares of OISI is accepted, the Company will encounter issues similar to the above regarding the integration of the two businesses. As a result, certain expenses may be incurred in efforts to address such issues.


ABILITY TO EXERT SIGNIFICANT INFLUENCE


     The Company recently made an offer (the "Offer") to acquire the remaining outstanding shares of common stock of OISI from its shareholders. As of the date of the Offer, the Company owned beneficially approximately 51% of the outstanding common stock of OISI. If the Offer is successful, the Company will beneficially own an increased percentage of OISI's outstanding common stock. As a result, even if the Offer is unsuccessful, the Company will control all outcomes submitted to a vote of OISI's shareholders, including the election of directors and significant corporate transactions.


PURCHASE METHOD OF ACCOUNTING MAY IMPACT OPERATING RESULTS


     Under the purchase method of accounting, the estimated fair value of the OISI common stock purchased under the Offer would be recorded as the cost of acquiring OISI's business. This cost would be allocated to the individual assets acquired and liabilities assumed according to their respective fair value with the excess of the estimated fair value of OISI common stock over the fair value of net assets acquired recorded as goodwill, to be amortized over a period up to 40 years. The estimated fair value of the OISI common stock to be purchased under the Offer is substantially in excess of the amount which the net assets are carried in OISI's accounts. Therefore, purchase method accounting treatment may have a material adverse impact on the reported operating results of the combined companies.

REALIZATION OF EXPECTED OPERATING SYNERGIES MAY NOT MATERIALIZE


     The consummation of the Offer will involve the combination of two companies that have previously operated independently. Although the Company expects to achieve savings in operating costs, delays or unexpected expenses related to operating the companies under common ownership could result in a reduction in net income.

GOING CONCERN REPORT WITH RESPECT TO EYESYS


     EyeSys' independent auditors have included an explanatory paragraph in their report covering EyeSys' financial statements for the year ended December 31, 1996, which paragraph emphasizes substantial doubt as to EyeSys' ability to continue as a going concern. EyeSys' independent auditors cited the following reasons for such explanatory paragraph: (i) EyeSys has reported net losses of $4,164,998, $3,424,996 and $3,708,657 for the years ended December 31, 1996,
1995 and 1994, respectively, (ii) EyeSys was in default of several loan covenants relating to its revolving lines of credit, and (iii) EyeSys had not repaid such loan obligations within their respective terms.

DEPENDENCE ON SUPPLIERS

     The Company purchases certain raw materials, components and subassemblies included in the Company's products from a limited group of qualified suppliers and does not maintain long-term supply contracts with any of its key suppliers. The disruption or termination of these sources could have a material adverse effect on the Company's business and results of operations. For example, during fiscal 1994, the Company's sole supplier of the specialized optic fiber required for use in the Company's Er:YAG lasers ceased to provide this fiber to the Company. While the Company has since qualified the new suppliers of this fiber, the Company's inability to obtain sufficient quantities of this specialized optical fiber had a material adverse effect on the volume of Er:YAG lasers the Company was able to sell during fiscal 1994 and 1995. While the Company believes that alternative suppliers could be found, there can be no assurance that any supplier could be replaced in a timely manner. Any interruption in the supply of other key components could have a material adverse effect on the Company's ability to manufacture its products and on its business, financial condition and results of operations.

     Certain computer memory chips used by EyeSys in its proprietary hardware are manufactured by a single company. These computer memory chips are subject to rapid innovation and obsolescence. The discontinuance of the manufacturing of this chip may require EyeSys to redesign certain hardware and software to accommodate a replacement chip. While in the past EyeSys has been successful in these redesign efforts, there can be no assurance that such an event would not prove costly or cause a disruption in sales of corneal topography systems.

RISKS APPLICABLE TO FOREIGN SALES

     Sales of the Company's products to foreign markets account for a substantial portion of the Company's sales. Foreign sales expose the Company to certain risks, including the difficulty and expense of maintaining foreign sales distribution channels, barriers to trade, potential fluctuations in foreign currency exchange rates, political and economic instability, availability of suitable export financing, accounts receivable collections, tariff regulations, quotas, shipping delays, foreign taxes, export licensing requirements and other United States and foreign regulations that may apply to the export of medical lasers. The regulation of medical devices worldwide also continues to develop, and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. In addition, the Company may experience additional difficulties in providing prompt and cost effective service of its medical lasers in foreign countries. The Company does not carry insurance against such risks. The occurrence of any one or more of these events may individually or in the aggregate have a material adverse effect upon the Company's business, financial condition and results of operations.

RISK OF TECHNOLOGICAL OBSOLESCENCE

     The markets in which the Company's laser products compete are subject to rapid technological change as well as the potential development of alternative surgical techniques or new pharmaceutical products. Such changes could render the Company's products uncompetitive or obsolete. The Company will be required to invest in research and development to attempt to maintain and enhance its existing products and develop new products. No assurances can be given that such research and development efforts will result in the introduction of new products or product improvements.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's success will depend in part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. While the Company holds 23 U.S. patents and 16 foreign patents (including 2 utility model patents) and has other patent applications pending in the United States and foreign countries, no assurance can be given that any additional patents will be issued, that the scope of any patent protection will exclude competitors or that any of the Company's patents will be held valid if subsequently challenged. Further, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design products that circumvent any patents used by the Company. The Company is aware of certain patents which, along with other patents that may exist or be granted in the future, could restrict the Company's right to market certain of its technologies without a license, including, without limitation, patents relating to the Company's lens emulsification product and ophthalmic probes for the Er:YAG laser. In the past, the Company has received allegations that certain of the Company's laser products infringe other patents. BriteSmile, Inc., a wholly-owned subsidiary of Ion Laser Technology, Inc. has alleged that the use of one of the Company's products in connection with a laser bleaching procedure infringes a patent which they hold. There has been significant patent litigation in the medical industry in general, and in the medical laser industry in particular. Adverse determinations in litigation or other patent proceedings to which the Company may become a party could subject the Company to significant legal judgments or other liabilities to third parties and could require the Company to seek licenses from third parties that may or may not be economically viable. Patent and other intellectual property rights disputes often are settled through licensing arrangements. No assurance can be given that any licenses required under these or any other patents or proprietary rights would be available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or it could find that the development, manufacture or sale of products requiring such licenses could be enjoined. If the Company is found, in a legal proceeding, to have infringed the patents or other proprietary rights of others, it could be liable for significant damages. The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent trade secrets. In addition, at each balance sheet date, the Company is required to review the value of its intangible assets based on various factors, such as changes in technology. Any adjustment downward in such value may result in a write-off of the intangible asset and a substantial charge to earnings, thereby adversely affecting the operating results of the Company in the future.

NEED FOR FDA AND FOREIGN GOVERNMENTAL APPROVALS; GOVERNMENT REGULATION

     The Company's products are regulated as medical devices by the FDA under the Federal Food, Drug and Cosmetic Act (the "FDC Act"). As such, these devices require either Section 510(k) premarket clearance ("510(k)") or approval of a premarket approval application ("PMA") by the FDA prior to commercialization. Satisfaction of applicable regulatory requirements may take several years and varies substantially based upon the type, complexity and novelty of such devices, as well as the clinical procedure. Filings and governmental approvals may be required in foreign countries before the devices can be marketed in these countries. There is no assurance that further clinical trials of the Company's medical lasers or of any future products will be successfully completed or, if they are completed, that any requisite FDA or foreign governmental approvals will be obtained. FDA or other governmental approvals of products developed by the Company in the future may require substantial filing fees which could limit the number of applications sought by the Company and may entail limitations on the indicated uses for which such products may be marketed. In addition, approved or cleared products may be subject to additional testing and surveillance programs required by the FDA and other regulatory agencies, and product approvals and clearances could be withdrawn for failure to comply with regulatory standards or by the occurrence of unforeseen problems following initial marketing. Also, the Company has made modifications to certain of its existing products which it does not believe require the submission of a new 510(k) notification to the FDA. However, there can be no assurance that the FDA would agree with the Company's determination and not require the Company to discontinue marketing one or more of the modified devices until they have been cleared by the FDA. The Company is also required to adhere to applicable requirements for current Good Manufacturing Practices ("CGMP") and radiological health requirements, to engage in extensive record keeping and reporting and to comply with the FDA's product labeling, promotional and advertising requirements. Noncompliance with state, local, federal or foreign requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, delay, denial or withdrawal of premarket clearance or approval of devices, recommendations by the FDA that the Company not be allowed to enter into government contracts, and criminal prosecution, all of which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's manufacturing facilities are subject to periodic inspections by state and federal agencies, including the FDA, the California Department of Health Services, and comparable agencies in other countries.

DEPENDENCE ON KEY PERSONNEL


     The Company depends to a considerable degree on a limited number of key personnel, including Colette Cozean, Ph.D., its Chairman of the Board, President, Chief Executive Officer and Director of Research. Dr. Cozean is also an inventor of a number of the Company's patented technologies. During the Company's limited operating history, many key responsibilities within the Company have been assigned to a relatively small number of individuals. The loss of Dr. Cozean's services or those of certain other members of management could adversely affect the Company. The Company carries key person life insurance in excess of $3 million on Dr. Cozean. The Company has no employment agreements with its key personnel. The success of the Company will also depend, among other factors, on the successful recruitment and retention of qualified technical and other personnel.

HIGHLY COMPETITIVE INDUSTRY

     The medical laser industry is subject to intense competition and is characterized by rapid technological change. The Company is and will continue to be subject to competition in its targeted markets, principally from businesses providing other traditional surgical and nonsurgical treatments, including existing and developing technologies, and to a lesser extent competitors' CO\\2\\, Argon, Er:YAG and Nd:YAG lasers. Many of the Company's competitors have substantially greater financial, marketing and manufacturing resources and experience than the Company. Furthermore, the Company expects other companies will enter the market, particularly as medical lasers gain increasing market acceptance. Significant competitive factors which will affect future sales in the marketplace include regulatory approvals, performance, pricing and general market acceptance.

     The corneal topography market is also highly competitive. There are many companies, both public and private, some with significantly greater resources than EyeSys, engaged in the corneal topography market. These companies include Alcon Laboratories (a subsidiary of Nestle), Humphrey Instruments (a subsidiary of Carl Zeiss), and Tomey Technology. These companies, together with EyeSys and others, market corneal topography instruments which utilize a technology for measuring corneal curvature based on reflected images. Other companies, including PAR Technology and Orbtek, utilize other technologies to measure the corneal surface. There can be no assurances that EyeSys' competitors will not succeed in developing technologies, procedures or products that are more effective or economical than those marketed or being developed by EyeSys or that would render EyeSys' products obsolete or noncompetitive.

     To continue to remain competitive, EyeSys must develop new software and hardware meeting the needs of ophthalmologists and optometrists. EyeSys' future revenues will depend, in part, on its ability to develop and commercialize these new products as well as on the success of development and commercialization efforts of its competitors.

     The industry in which OISI competes, development and sale of ocular imaging systems, is also highly competitive. OISI's two major competitors are Topcon and Tomey, as well as a variety of smaller companies in international markets. Many of these competitors have greater financial, marketing and manufacturing resources and experience than OISI. There can be no assurance that OISI's competitors will not succeed in developing technologies, procedures or products that are more effective or economical than those marketed or being developed by OISI or that would render OISI's products obsolete or noncompetitive.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     Due to the relatively high sales price of the Company's laser systems and the low sales unit volume, minor timing differences in receipt of customer orders have produced and could continue to produce significant fluctuations in quarterly results. In addition, if anticipated sales and shipments in any quarter do not occur when expected, expenditures and inventory levels could be disproportionately high, and the Company's operating results for that quarter, and potentially for future quarters, would be adversely affected. Quarterly results may also fluctuate based on a variety of other factors such as seasonality, production delays, product mix, cancellation or rescheduling of orders, new product announcements by competitors, receipt of FDA clearances or approvals by the Company or its competitors, notices of product suspension or recall, the Company's ability to manage product transitions, sales prices and market conditions. In addition, if the Company expands or augments its manufacturing capabilities in connection with the introduction of new products, quarterly revenues and operating results are expected to fluctuate to an even greater degree.

UNCERTAIN ABILITY TO MEET CAPITAL NEEDS

     The Company will require substantial additional funds for its research and development programs, preclinical and clinical testing, development of its sales and distribution force, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of preclinical and clinical testing, the time and cost involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. The Company believes its available current assets and investment income will be sufficient to meet its operating expenses and capital expenditures through the next 12 months. However, the Company's cash requirements may vary materially from those now planned due to potential future acquisitions, the progress of research and development programs, results of clinical testing, relationships with strategic partners, if any, competitive and technological advances, the FDA and foreign regulatory processes and other factors. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself.

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Securities. In addition, the market price of the Securities has been and is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or its competitors, changes in health care policy in the United States and internationally, changes in analysts' recommendations regarding the Company, other medical companies or the medical laser industry generally and general market conditions may have a significant effect on the market price of the Securities.

PRODUCT LIABILITY EXPOSURE

     The sale of the Company's laser systems and corneal topography systems involves the inherent risk of product liability claims against the Company. The Company currently maintains product liability insurance coverage in the amount of $5 million per occurrence and $5 million in the aggregate, but such insurance is expensive, subject to various coverage exclusions and may not be obtainable by the Company in the future on terms acceptable to the Company. There can be no assurance that claims against the Company arising with respect to its products will be successfully defended or that the insurance carried by the Company will be sufficient to cover liabilities arising from such claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company.

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

     The Company's products are generally purchased by physicians, opthamologists, dentists and surgical centers which then bill various third party payors, such as government programs and private insurance plans, for the procedures conducted with these products. Third-party payors carefully review and are increasingly challenging the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party payor, the insurance plan and other factors. Medicare reimburses hospitals a prospectively-determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians a prospectively-determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure. Third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products. While the Company believes that the laser procedures using its products have generally been reimbursed, payors may deny coverage and reimbursement for the Company's products if they determine that the device was not reasonable and necessary for the purpose for which used, was investigational or not cost-effective. As a result, there can be no assurance that reimbursement from third party payors for these procedures will be available or if available, that reimbursement will not be limited, thereby adversely affecting the Company's ability to sell its products on a profitable basis. Moreover, the Company is unable to predict what legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislature or regulation may have on the Company.

UNCERTAINTIES REGARDING HEALTH CARE REFORM

     Several states and the United States government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending. These reform efforts include proposals to limit spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products. If adopted and implemented, such reforms could have a material adverse effect on the Company's business, financial condition and results of operations.

CHARGE TO EARNINGS IN THE EVENT OF RELEASE OF ESCROW SHARES

     The Company has outstanding shares of Class E-1 and Class E-2 Common Stock (the "Escrow Shares") which are being held by the Company in escrow, and which will be released from escrow and converted into shares of Common Stock if certain criteria are met. In the event any of these criteria are met and any shares are released from escrow to stockholders who are officers, directors, employees or consultants of the Company, a substantial noncash compensation expense will be recorded for financial reporting purposes. The recognition of such compensation expense may have an adverse effect on the market price of the Company's securities.

SHARES ELIGIBLE FOR FUTURE SALE; EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

     Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. Substantially all of the Company's shares of Common Stock outstanding as of the date hereof are freely tradeable, subject to compliance with Rule 144 promulgated under the Securities Act. As of March 10, 1998, an additional approximately 7,592,460 shares of Common Stock are issuable upon the exercise of the Company's outstanding Class B Warrants ("Class B Warrants"), and in excess of five million shares of Common Stock are issuable upon exercise of other outstanding warrants and options. The issuance of shares upon the exercise of the Class B Warrants has been registered under the Securities Act, and substantially all of the shares of Common Stock issuable upon exercise of the remaining options and warrants may be resold pursuant to currently effective registration statements or Rule 701 under the Securities Act. The existence of the Company's outstanding warrants and options could adversely affect the Company's ability to obtain future financing. The price which the Company may receive for the Common Stock issued upon exercise of such options and warrants will likely be less than the market price of the Common Stock at the time such options and warrants are exercised. Moreover, the holders of the options and warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain needed capital by a new offering of its securities on terms more favorable than those provided for by the options and warrants.

POTENTIAL ANTI-TAKEOVER EFFECTS OF PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 8,850,000 shares of "blank check" preferred stock, which will have such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS


       Holders of Warrants are not obligated to exercise their Warrants and there can be no assurance that any such holder will choose to exercise all or any of his Warrants. In the event that all of the outstanding Warrants are exercised, the gross proceeds to the Company would be $6,994,315.

       The Company intends to use the proceeds received upon the exercise of the Warrants, if any, for general corporate purposes and working capital to support anticipated growth, including research and development programs and continuing development of a distributor network. The Company may also use a portion of the net proceeds received upon exercise of the Warrants for possible acquisitions of complementary businesses, products and technologies.

                              RECENT DEVELOPMENTS


     The Company recently entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with OISI pursuant to which the Company agreed to make an Offer to all of OISI's shareholders with a view to acquiring OISI and OISI agreed to recommend the Company's Offer and not to solicit any other acquisition proposals.


     Concurrently with the execution of such Stock Purchase Agreement, the Company entered into individual purchase agreements with certain OISI shareholders enabling the Company to acquire a total of 2,131,758 shares of OISI common stock constituting approximately 51.3% of the total outstanding common stock of the Company as of February 26, 1998. In exchange for the OISI shares, the Company paid an aggregate consideration of $2,137,184.80 consisting of a combination of cash and certain warrants. Pursuant to the Stock Purchase Agreement, the Company has agreed to pay $1.75 in cash plus stock and warrants for each additional share of OISI common stock acquired. The estimated aggregate value of the consideration to be paid for each share of OISI common stock is $2.18.


     In addition, the Company recently completed the redemption of all of its outstanding publicly traded Class A Warrants. In connection with such redemption, 2,200,043 or approximately 99% of the outstanding Class A Warrants were exercised by the holders thereof and an aggregate of $14,300,279 was received by the Company. This total includes the proceeds from the exercise of warrants associated with unit purchase options granted in connection with prior offerings and exercised during the warrant call period.

     In January 1998, the Board of Directors appointed Judy McCall to the office of Vice President--Human Resources Administration and Special Projects. Ms. McCall joined the Company in 1993 and since that time has served as Director of Human Resources Administration and Special Projects.

     In February 1998, Randy Alexander joined the Company as Executive Vice President--Sales, Marketing and Business Units. Prior to joining the Company, Mr. Alexander served as Senior Vice President for Asian Pacific, Latin American, Australian and Canadian operations at Chiron Vision, which position he held since 1985.

     Jeffrey Anderson joined the Company in 1997 as Director of Regulatory Affairs and Quality Assurance. In January 1998, Mr. Anderson was appointed to the office of Vice President--Regulatory Affairs and Quality Assurance. Prior to joining the Company, Mr. Anderson served as Manager of Regulatory Affairs and Quality Assurance for Laser Medical Technology from 1991 until 1993. From December 1993 until November 1995, Mr. Anderson served as a Regulatory Affairs Specialist for Sybron Dental Specialties and from November 1995 until joining the Company, he served as Regulatory Affairs Manager for Medtronic.

     Tom Hazen joined the Company in October 1997 as Executive Vice President--Operations. From 1992 until joining the Company, Mr. Hazen had previously served as Vice President of Operations with Imagyn Medical.

                            REGISTERED SHAREHOLDERS


     The Shares which are the subject of this Prospectus are listed in the table set forth below. See "Plan of Distribution." The table sets forth certain information as of March 10, 1998 concerning the Registered Shareholders, including the Shares registered on their behalf or offered by them and their beneficial ownership of the Company's Common Stock. The securities registered under the Registration Statement of which this Prospectus is a part include securities issuable upon the exercise of outstanding options and warrants, as described in the footnotes which follow the table set forth below. The holders of such options and warrants are entitled to determine whether and when such options and warrants will be exercised.

                                             Shares Beneficially Owned
                                                 March 10, 1998/(1)/
                                             -------------------------
                                                                                                     Ownership after
                                                      Class A            Securities being            the Sale of the
Name of Shareholder                                Common Stock           Registered/(2)/       Registered Securities/(3)/
------------------------------------------   ------------------------    ----------------       --------------------------
Silicon Valley Bank/(5)/                               9,756                  9,756/(4)/                       0
RSS, LLC/(6)/                                        159,787                159,787                            0
Josepthal Lyon & Ross Incorporated/(7)/              150,000                150,000/(4)/                       0
Proclosure, Inc.                                      21,706                 21,706/(4)/                       0
Rodman & Renshaw, Inc./(8)/                           60,000                 60,000/(4)/                       0
Julia Heckman/(9)/                                    41,000                 41,000/(4)/                       0
Karl Schmidt/(9)/                                     11,000                 11,000/(4)/                       0
John Borer/(9)/                                        4,000                  4,000/(4)/                       0
Andy Swartz/(9)/                                       3,000                  3,000/(4)/                       0
Michael Sellinger/(9)/                                 1,000                  1,000/(4)/                       0
Colette Cozean, Ph.D./(10)/                          785,294                358,650/(4)/                 426,644
Patrick Day/(11)/                                    178,255                 65,000/(4)/                 113,255
Grace Lin/(12)/                                      113,229                 65,000/(4)/                  48,229
E. Donald Shapiro/(13)/                              105,000                 65,000/(4)/                  40,000
T. Daniel Caruso/(14)/                               119,744                 14,522/(4)/                 105,222
Ronald Higgins/(15)/                                  64,400                  7,500/(4)/                  56,900
Bear, Stearns & Co. Inc./(16)/                        56,580                 56,580/(4)/                       0
J. Charles Casebeer, M.D.                              3,849                  3,849                            0
Stephen G. Slade, M.D.                                 3,849                  3,849                            0
Luis Ruiz, M.D.                                        3,849                  3,849                            0
Gregory K. Hanson                                        413                    413                            0
Guy Kezirian, M.D.                                       413                    413                            0
William F. Duffey                                      2,063                  2,063                            0
Richard Lindstrom, M.D.                                2,063                  2,063                            0
Marguerite McDonald, M.D.                              2,063                  2,063                            0
George O. Waring, M.D.                                 2,063                  2,063                            0
Allen & Caron, Inc./(17)/                             15,000                 15,000/(4)/                       0
Joe Allen/(17)/                                       27,000                 27,000/(4)/                       0
Renee Caron/(17)/                                      9,000                  9,000/(4)/                       0
Owen Dailey/(17)/                                     15,000                 15,000/(4)/                       0

______________________

(1) Includes shares subject to options or warrants exercisable within 60 days. Also includes shares offered pursuant to this prospectus, where such shares are subject to options or warrants, even if such options or warrants are not exercisable within 60 days. Does not include Class E-1 or Class E-2 Common Stock held by the Registered Shareholder.
(2) All of the Securities being registered hereby consist of shares of Class A Common Stock. The figures shown assume the sale of all shares of Common Stock presently held or which may be received upon exercise of the options or warrants held by the holder.
(3) No Registered Shareholder will beneficially own more than 1% of the Company's outstanding Class A Common Stock after the sale of the Shares offered hereby, except for Colette Cozean, Ph.D. who will beneficially own 2.8% of the Company's outstanding Class A Common Stock after the sale of the Shares offered hereby.

(4) The Shares offered by this Registered Shareholder consist solely of shares issuable upon exercise of outstanding options or warrants.
(5) Silicon Valley Bank is a lender to the Company, and received the warrants described above in connection with a loan made to the Company.
(6) RSS, LLC is a minority member of a limited liability company, Data.Site, LLC, of which the Company is the majority member.
(7) Josepthal Lyon & Ross Incorporated acts as a financial advisor to the Company.
(8)  Rodman & Renshaw, Inc. acts as a financial advisor to the Company.
(9) This Registered Shareholder is an affiliate or former affiliate of Rodman & Renshaw, Inc.

(10) Dr. Cozean is the Chairman of the Board and Chief Executive Officer of the Company. The shares to be registered on behalf of Dr. Cozean pursuant to this prospectus consist solely of shares which may be received upon the exercise of options held by her. The exercise of options to purchase 251,055 shares is subject to the satisfaction of certain conditions. The shares owned beneficially as of March 10, 1998 includes 1,594 shares of Class A Common Stock held by Dr. Cozean as custodian for her two minor children.
(11) Mr. Day is a director of the Company. The shares to be registered on behalf of Mr. Day pursuant to this prospectus consist solely of shares which may be received upon the exercise of options or warrants held by him. The exercise of options to purchase 45,000 shares is subject to the satisfaction of certain conditions.

(12) Ms. Lin is a director of the Company. The shares to be registered on behalf of Ms. Lin pursuant to this prospectus consist solely of shares which may be received upon the exercise of options held by her. The exercise of options to purchase 45,000 shares is subject to the satisfaction of certain conditions. The shares owned beneficially as of March 10, 1998 includes 6,330 shares of Class A Common Stock held by Linco Investments, a limited partnership in which Ms. Lin's husband serves as a general partner, and 1,899 shares of Class A Common Stock held by a pension plan for Ms. Lin's husband.
(13) Mr. Shapiro is a director of the Company. The shares to be registered on behalf of Mr. Shapiro pursuant to this prospectus consist solely of shares which may be received upon the exercise of options held by him. The exercise of options to purchase 45,000 shares is subject to the satisfaction of certain conditions.
(14) Mr. Caruso is an executive officer of the Company. The shares to be registered on behalf of Mr. Caruso pursuant to this prospectus consist solely of shares which may be received upon the exercise of options held by him. The exercise of options to purchase 7,022 shares is subject to the satisfaction of certain conditions.
(15) Mr. Higgins is a former executive officer of the Company. The shares to be registered on behalf of Mr. Higgins pursuant to this prospectus consist solely of shares which may be received upon the exercise of options held by him.
(16) The Company has granted Bear, Stearns & Co. Inc. an option to purchase 56,580 shares of Class A Common Stock at an exercise price of $7.25 per share.

(17) Messrs. Allen, Caron and Dailey are affiliated with Allen & Caron, Inc. The Shares offered by such persons consist solely of shares issuable upon exercise of options or warrants granted in connection with services rendered by such persons to the Company.

                           DESCRIPTION OF SECURITIES

   The following description of the Company's capital stock and selected provisions of its Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the Company's Articles of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission.

COMMON STOCK


   The Company is authorized to issue 35,600,000 shares of Class A Common Stock, no par value, 2,200,000 shares of Class E-1 Common Stock, no par value, and 2,200,000 shares of Class E-2 Common Stock. The Class A Common Stock, Class E-1 Common Stock and the Class E-2 Common Stock have equal voting rights and are entitled to share equally in dividends from sources available therefor when, as and if declared by the Board of Directors. Holders of Class A Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. The holders of each class of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that holders of Common Stock are entitled to cumulative voting with respect to the election of directors upon giving notice as required by law. In cumulative voting, the holders of Common Stock are entitled to cast for each share held the number of votes equal to the number of directors to be elected. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid and nonassessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's charter and without shareholder action. As of March 10, 1998, there were 14,838,557 shares of Class A Common Stock outstanding.

   CLASS E-1 COMMON STOCK

   The Company is authorized to issue 2,200,000 shares of Class E-1 Common Stock, no par value. As of March 10, 1998, there were outstanding 1,257,178 shares of Class E-1 Common Stock and 1,257,178 shares of Class E-2 Common Stock (the "Escrow Shares"). The Escrow Shares are not transferrable (but may be voted), and each Escrow Share will automatically convert into one share of Common Stock and be released to the owners thereof upon the achievement of the objectives described below. On June 30, 2000, all Escrow Shares not previously converted into Common Stock will be cancelled. This arrangement was required by the representative of the underwriters for the Company's initial public offering as a condition of such offering.

   All of the Class E-1 Common Stock will be automatically converted into Class A Common Stock in the event that the Company's net income before provision for income taxes, as defined, exceeds certain amounts. These amounts were originally $6,850,000, $8,425,000, and $9,900,000 for the fiscal years ending March 31, 1998 through 2000, respectively, but these amounts will be increased in future fiscal years in proportion to increases in the weighted average number of shares of Class A Common Stock outstanding (as defined) in the relevant year, as compared to the number of shares outstanding immediately after the Company's initial public offering in 1994.

   CLASS E-2 COMMON STOCK

   The Company is authorized to issue 2,200,000 shares of Class E-2 Common Stock, no par value. All of the shares of Class E-2 Common Stock will be automatically converted into Class A Common Stock in the event that the Company's net income before provision for income taxes, as defined, amounts to at least $14,750,000, $20,475,000 or $26,750,000 for years March 31, 1998 through 2000, respectively (which amounts shall be adjusted in the same manner as those for the Class E-1 Common Stock).

   Any money, securities, rights or property distributed in respect of the Escrow Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution or total or partial liquidation of the Company, shall be held by the Company in escrow until conversion of the Escrow Shares. If none of the foregoing earnings levels are attained, the Escrow Shares, as well as any dividends or other distributions made with respect thereto, will be cancelled. The earnings levels set forth above were determined by negotiation between the Company and the representative of the underwriter in the Company's initial public offering and should not be construed to imply or predict any future earnings by the Company. There can be no assurance that such earnings levels will be attained or that any or all of the Escrow Shares will be converted into Common Stock. However, the conversion to Common Stock of all or any portion of the Escrow Shares may result in a charge to earnings to the extent that such shares are held by management or employees.

PREFERRED STOCK

   The Company's authorized preferred stock consists of 20,000,000 shares, no par value (the "Preferred Stock"), of which 11,150,000 shares have been cancelled or already designated. The Board of Directors has the authority, without further action by the shareholders, to issue from time to time up to 8,850,000 shares of Preferred Stock in one or more series and to fix the dividend rights and terms, conversion rights, voting rights (whole, limited or none), redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of the Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, could make it more difficult for a third party to gain control of the Company. Such issuance of Preferred Stock could also adversely affect the distributions on and liquidation preference of the Common Stock by creating more series of Preferred Stock with distribution or liquidation preferences senior to the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

Class B Warrants

   Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $8.00 per share at any time prior to November 30, 1999. As of March 10, 1998, the Company had outstanding
7,592,460 Class B Warrants. The Company has a right to redeem all of the Class B Warrants at a price of $.05 per Class B Warrant upon not less than 30 days' prior written notice at any time, provided that before any such redemption can take place, the last sale price of the Company's Class A Common Stock in the Nasdaq National Market shall have been in excess of $11.20 per share for 30 consecutive business days ending within 15 days prior to the date of the notice of redemption. During the 30-day notice period, a holder shall have the option to exercise his Class B Warrants. This right of redemption shall not apply to the Class B Warrants that are components of the IPO Unit Purchase Options or the Secondary Unit Purchase Options which have been granted in connection with previous offerings.

TRANSFER AND WARRANT AGENT

   The Transfer and Warrant Agent for the Company's securities is American Stock Transfer & Trust Company, New York, New York.

                             PLAN OF DISTRIBUTION

          All or a portion of the Shares being registered on behalf of the Registered Shareholders may be delivered and/or sold in transactions from time to time on the Nasdaq National Market at prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. The Registered Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Registered Shareholders. The Registered Shareholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the sale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Registered Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify certain of the Registered Shareholders with respect to the Shares being registered hereunder against certain liabilities, including, without limitation, certain liabilities under the Securities Act.

          The Registered Shareholders will pay all commissions, transfer taxes, and other expenses associated with the sale of Shares by them. The Company has paid the expenses of the preparation of this Prospectus. The Company has not made any underwriting arrangements with respect to the sale of Securities being registered hereunder on exercise of the Warrants. Upon exercise of Warrants, the Securities will be issued by the Company directly to the persons exercising the Warrants.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by California law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and certain others and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers and certain key consultants.

   In addition, the Company's Articles of Incorporation provide that, to the fullest extent permitted by California law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions involving intentional misconduct or knowing and culpable violations of law, for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or involve the absence of good faith on the part of the director, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty of the Company or its shareholders, for improper transaction between the director and the Company, for improper distributions to shareholders and loans to directors and officers or for acts or omissions by the director as an officer. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

   There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

   The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

===============================================================================


                               TABLE OF CONTENTS

                                               Page
                                               ----
Available Information.......................     4
Incorporation of Certain Documents
  by Reference..............................     4
Cautionary Statement Regarding Forward-
  Looking Statements........................     4
The Company.................................     5
Risk Factors................................     6
Use of Proceeds.............................    14
Recent Developments.........................    15
Registered Shareholders.....................    16
Description of Securities...................    18
Plan of Distribution........................    20
Indemnification of Directors and Officers...    21


                          PREMIER LASER SYSTEMS, INC.



                                March 16, 1998

===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

14.  Other Expenses of Issuance and Distribution.
     -------------------------------------------

     The following table sets forth the estimated expenses of the Registrant in connection with the issuance and distribution of the securities described in the Registration Statement:


     Securities and Exchange Commission Registration Fee ........  $  3,938

     Legal Fees and Expenses.....................................  $  8,000

     Accounting Fees and Expenses................................  $ 16,000

     Printing and Engraving Expenses.............................  $  3,000

     Miscellaneous...............................................  $  5,000
                                                                   --------
     Total.......................................................  $ 35,938
                                                                   ========

All of the above expenses will be paid by the Registrant.

15.  Indemnification of Directors and Officers.
     -----------------------------------------

     The California General Corporations Law provides that California corporations may include provisions in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, except for the liability of a director resulting from (i) any transaction from which the director derives an improper personal benefit, (ii) acts or omissions involving intentional misconduct or a knowing and culpable violation of law,
(iii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involves the absence of good faith on the part of the director (iv) acts or omissions constituting an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (v) acts or omissions showing a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (vi) any improper transaction between a director and the Registrant in which the director has a material financial interest, or (vii) the making of an illegal distribution to shareholders or an illegal loan or guaranty. The Registrant's Articles of Incorporation provide that the Registrant's directors are not liable to the Registrant or its shareholders for monetary damages for breach of their fiduciary duties to the fullest extent permitted by California law.

     The inclusion of the above provision in the Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Registrant and its shareholders. At present, there is no litigation or proceeding pending involving a director of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any director.

     The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. Since the California statute is nonexclusive, it is possible that certain claims beyond the scope of the statute may be indemnifiable. Accordingly, the Registrant has also entered into an indemnification agreement (the "Indemnification Agreement") with certain of its directors and officers that requires the Registrant to indemnify such directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

     It is intended that the Indemnification Agreements provide a scheme of indemnification which may be broader than that specifically provided by the California statute. It has not yet been determined, however, the degree to which the indemnification expressly permitted by the California statute may be expanded.

     Set forth below is a description of the principal provisions of the Indemnification Agreement:

     First, the Indemnification Agreement imposes upon the Company the burden of proving that the Indemnified Party has not met the applicable standard of conduct required for indemnification. The California statute requires a finding by the Board of Directors, independent legal counsel, or the stockholders that the applicable standard of conduct has been met.

     Second, the Indemnification Agreement provides that litigation expenses shall be advanced to an Indemnified Party at his or her request, against an undertaking to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses. The California statute provides that such expenses may be advanced against such an undertaking, upon authorization by the Board of Directors.

     Third, in the event the Company does not pay a requested indemnification amount, the Indemnification Agreement allows such Indemnified Party to contest this determination by petitioning a court to make an independent determination of whether such indemnified Party is entitled to indemnification under the Indemnification Agreement. The California statute does not set forth the procedure for contesting a corporation's determination of a party's right to indemnification.

     Finally, the Indemnification Agreement explicitly provides that actions by an Indemnified Party at the request of the Company as a director, officer or agent of an employee benefit plan, corporation, partnership, joint venture or other enterprise owned or controlled by the Company shall be covered by the indemnification. The California statute does not specifically address this issue. It does, however, provide that to the extent that an Indemnified Party has been successful on the merits, he shall be entitled to such indemnification.

     The Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification under the Indemnification Agreement by any director or officer.

16.  Exhibits.
     --------

        2.1 Stock Purchase Agreement by and between Premier Laser Systems, Inc. and Ophthalmic Imaging Systems dated as of February 25, 1998 (incorporated herein by the reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 9, 1998).

        2.2 Agreement and Plan of Merger dated as of April 24, 1997 among Premier Laser Systems, Inc., EyeSys Technologies, Inc. and Premier Acquisition of Delaware, Inc. (incorporated herein by this reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4, Registration No. 333-29573).

        2.3 First Amendment to Agreement and Plan of Merger dated as of August 6, 1997 among Premier Laser Systems, Inc., EyeSys Technologies, Inc. and Premier Acquisition of Delaware, Inc. (incorporated herein by this reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed with the Commission on October 15, 1997, and amended by its Current Report on Form 8-K/A filed with the Commission on November 14, 1997).

        2.4 Second Amendment to Agreement and Plan of Merger dated as of September 16, 1997 among Premier Laser Systems, Inc., EyeSys Technologies, Inc. and Premier Acquisition of Delaware, Inc. (incorporated herein by this reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed with the Commission on October 15, 1997, and amended by its Current Report on Form 8-K/A filed with the Commission on November 14, 1997).

        3.1 Amended and Restated Articles of Incorporation (incorporated herein by this reference to Exhibit 4.8 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1994).

        4.1 Warrant Agreement (including forms of Class A and Class B Warrant Certificates) (incorporated herein by this reference to Exhibit
               4.1 to the Registrant's Registration Statement on Form SB-2, registration no. 33-83984).

        4.2    Amendment to Warrant Agreement (incorporated herein by this reference to Exhibit 4.3 to Amendment No. 3 to the
               Registrant's Registration Statement on Form SB-2, registration
               no. 33-4219).
        5      Opinion of Rutan & Tucker, LLP+
       23.1    Consent of Rutan & Tucker, LLP (included in Exhibit 5)
       23.2    Consent of Price Waterhouse LLP*
       23.3    Consent of Ernst & Young LLP*

       23.4    Consent of Ernst & Young LLP*

       23.5    Consent of Coopers & Lybrand L.L.P.*

       24      Power of Attorney+
____________________________

+    Previously filed.
*    Filed herewith.

17.  Undertakings.
     ------------

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

          (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1) (i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That for the purpose of determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file a post-effective amendment or remove from registration any of the securities that remain unsold at the end of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 12th day of March, 1998.

                              PREMIER LASER SYSTEMS, INC.


                              By: /s/ COLETTE COZEAN
                                 ----------------------------
                                 Colette Cozean, Ph.D.
                                 President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Name                             Title                       Date
-------------------------   -----------------------------------   --------------
/s/ COLETTE COZEAN
-------------------------   Chairman of the Board, President      March 12, 1998
Colette Cozean, Ph.D.       and Chief Executive Officer
                            (Principal Executive Officer)


/s/ MICHAEL HIEBERT
-------------------------   Vice President of Finance and         March 12, 1998
Michael Hiebert             Chief Financial Officer (Principal
                            Financial Officer and Principal
                            Accounting Officer)


           *
-------------------------   Director                              March 12, 1998
Patrick J. Day

           *
-------------------------   Director                              March 12, 1998
Grace Ching-Hsin Lin

           *
-------------------------   Director                              March 12, 1998
G. Lynn Powell, D.D.S.


           *
-------------------------   Director                               March 12, 1998
E. Donald Shapiro



/s/ COLETTE COZEAN
-------------------------                                         March 12, 1998
*By:  Colette Cozean, Ph.D.
      Attorney-in-Fact


                                 EXHIBIT INDEX

                                                                                    Sequentially
 Exhibit No.               Description                                             Numbered Pages
 -----------               -----------                                             --------------
     2.1      Stock Purchase Agreement by and between Premier Laser Systems,
              Inc. and Ophthalmic Imaging Systems dated as of February 25, 1998
              (incorporated herein by the reference to Exhibit 99.1 to the
              Registrant's Current Report on Form 8-K filed with the Commission on March 9, 1998).
     2.2      Agreement and Plan of Merger dated as of April 24, 1997 among
              Premier Laser Systems, Inc., EyeSys Technologies, Inc. and Premier
              Acquisition of Delaware, Inc. (incorporated herein by this reference to Exhibit 2.1 to the Registrant's Registration
              Statement on Form S-4, Registration No. 333-29573).
     2.3      First Amendment to Agreement and Plan of Merger dated as of August
              6, 1997 among Premier Laser Systems, Inc., EyeSys Technologies,
              Inc. and Premier Acquisition of Delaware, Inc. (incorporated herein by this reference to Exhibit 2.2 to Registrant's Current
              Report on Form 8-K filed with the Commission on October 15, 1997, and amended by its Current Report on Form 8-K/A filed with the
              Commission on November 14, 1997).
     2.4      Second Amendment to Agreement and Plan of Merger dated as of
              September 16, 1997 among Premier Laser Systems, Inc., EyeSys
              Technologies, Inc. and Premier Acquisition of Delaware, Inc.
              (incorporated herein by this reference to Exhibit 2.3 to
              Registrant's Form 8-K filed with the Commission on October 15,
              1997, and amended by its Current Report on Form 8-K/A filed with the Commission on November 14, 1997).
     3.1      Amended and Restated Articles of Incorporation (incorporated herein by this reference to Exhibit 4.8 to the Registrant's
              Quarterly Report on Form 10-QSB for the quarter ended
              December 31, 1994).
     4.1      Warrant Agreement (including forms of Class A and Class B
              Warrant Certificates) (incorporated herein by this
              reference to Exhibit 4.1 of the Registrant's Registration
              Statement on Form SB-2, registration no. 33-83984).
     4.2      Amendment to Warrant Agreement (incorporated herein by this reference to Exhibit 4.3 to Amendment No. 3 to the Registrant's
              Registration Statement on Form SB-2, registration no. 33-4219).
     5        Opinion of Rutan & Tucker, LLP+ ................................
    23.1      Consent of Rutan & Tucker, LLP (included in Exhibit 5)..........
    23.2      Consent of Price Waterhouse LLP*................................             23
    23.3      Consent of Ernst & Young LLP*...................................             24
    23.4      Consent of Ernst & Young LLP*....................................
    23.5      Consent of Coopers & Lybrand L.L.P*.............................             25
    24        Power of Attorney+..............................................             --

*Filed herewith
+Previously filed